Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation

Commission File No.: 001-04389

FINAL TRANSCRIPT

Thomson StreetEventsSM

IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

Event Date/Time: Sep. 23. 2008 / 11:30AM ET

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

CORPORATE PARTICIPANTS

Greg Lucier

Invitrogen Corporation - Chairman and CEO

Mark Stevenson

Applied Biosystems - President and COO

CONFERENCE CALL PARTICIPANTS

Cici Zhang

UBS - Analyst

PRESENTATION

Cici Zhang - UBS - Analyst

Good morning, everyone, and welcome again to the 2008 UBS Global Life Sciences Conference.

My name is [Cici Zhang], and I’m happy to introduce our next speakers. Greg Lucier, Chairman and CEO; David Hoffmeister, Senior Vice President of Finance and CFO from Invitrogen Corporation; and Mark Stevenson, President and COO of Applied Biosystems.

Following this presentation, there will be a breakout session in the Broadway Room downstairs. Thank you.

Greg Lucier - Invitrogen Corporation - Chairman and CEO

Good morning, everybody. It’s a pleasure to be here. I’m Greg Lucier, Chairman and CEO of Invitrogen. And joining me again is Mark Stevenson, the President and Chief Operating Officer of Applied Biosystems and my colleague, David Hoffmeister, Chief Financial Officer of Invitrogen.

Before we get into the presentation, we’ll be sharing with you forward-looking statements, and as such, they’re protected under the Private Securities Litigation Reform Act of 1995. And if you require additional information on the financial projections we’ll be sharing with you, you can go to www.Invitrogen.com, and there’s a full reconciliation between GAAP and our pro forma financial statements there.

Here’s the agenda that we want to share with you today over the next 20, 25 minutes or so. It’s really to recap the Invitrogen strategy; talk about the transaction between Invitrogen and Applied Biosystems; give you really the rationale of why we’re bringing together these two great companies. Then I’ll have Mark Stevenson come up and talk about the new company we are creating together. And because there has been so many questions about what we think is a very exciting area of growth for the new company is to give you an update first just on the integration, but also then, importantly, next generation sequencing platform from Applied Biosystems, called SOLiD.

If you look at Invitrogen over the last few years, we were pursuing a two-pronged growth strategy. First was to optimize our core business, which has 35,000 different products, a variety of different applications across genomics to cell biology. We were really looking at continuing to build out that proprietary portfolio. About 65% of all our products are patent protected. Create differentiated levels of service so that we could charge customers different prices for the different level of intimacy we’re able to deliver through pretty advanced merchandising systems. And then just really working our factories to get our business to be ever-more profitable.

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

Taking that money then and putting it into higher growth areas like cell biology or applied markets where you can use your biology into environmental testing or other applications like that.

And so both of these things we were working on. And quite frankly, when we think about coming together with Applied Biosystems, it greatly accelerates both dimensions of this growth strategy.

Now looking back over the last couple of years just in terms of Invitrogen, if you look at our revenue with a compound annual growth rate of 9%, pro forma operating margin growing just under 15% and you can see an ever-increasing level of profitability each and every year in terms of our operating margin percentage.

And a lot of people have asked me what’s different now in 2008 as you bring together Invitrogen and Applied Biosystems versus back in 2006 when we were integrating about eight different companies at once and implementing well over $100 million of very sophisticated information systems?

And so we put together this chart to really show you how, since that time, we finished out that kind of first phase of our growth strategy, and we think we have an incredibly robust business that has enabled us to really integrate together nicely with Applied Biosystems. So whether it’s having a complete product portfolio that we were quite satisfied with from genomics to cell biology or looking at our website and information systems, all of those previous acquisitions were integrated and all of that previous very large information systems implementation was completed.

So now let me get into the transaction overview. Here’s just some basics for you of the Invitrogen Applied Biosystems merger. Invitrogen will be acquiring all of the Applied Biosystems shares. ABI shareholders will receive 45% in cash and 55% in Invitrogen shares and they can elect to take all cash or all stock, subject to proration.

We will be taking on $2.4 billion in debt. The total debt will be about $3.5 billion. That puts us at about 3.5 times leverage. But as you will see in the pro forma cash flow, we pay that down extremely quickly because this business, as it comes together, is an enormous free cash flow generator.

The combined company will be based in Carlsbad, California. We will have about 10,000 employees, one of the largest life sciences companies when we come together. And we expect to close this deal in November.

And here is really then those pro forma financials. Before, just Invitrogen stand-alone, $1.4 billion in revenue. You can see the free cash flow, $255 million. And then when we come together, $3.6 billion; pro forma operating margin of $816 million; and producing free cash flow of $714 million. Per my point of being able to pay down this debt associated with this transaction fairly rapidly.

And then when you look at the combined company in terms of where it racks and stacks across the life science industry space, you can see the combined company will be one of the largest pure play life science companies in the world when you normalize other companies and take out their non-life science components. So we think that size and that scale is going to allow us to greatly innovate even faster than each company had done individually and be able to touch and penetrate more accounts than each company had been able to do individually.

Let me now really talk more about some of those reasons of why you bring these two companies together. I think there’s really five reasons I want to share with you of why I think this is a great fit.

First, the two businesses are incredibly complementary; really no overlap. Second, per my point before, scale up the integration innovation, move life science even faster. Three, we’re going to have one of the broadest commercial networks in the world, again, to be able to touch more customers, go deeper on their science and hopefully sell them more. Fourth, be able to have the scale to move into very fast-growing markets. And five, I think when you see this, this is going to be a very financially attractive deal.

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

So number one, complementary products. At its most basic level, what we’re doing is bringing together the most — the premier consumables company, Invitrogen, with the premier systems company, Applied Biosystems. And together, we will be able to span the whole continuum of life science from foundational tools, basic tools, to complete systems to allow the work to get done. And really, those of you know this space know that the complexity is increasing exponentially in life sciences today and you need to have this continuum of basic tools to very sophisticated systems in order to help scientists really do their discovery.

Second reason that there is a really great fit here is that when you look at the focus point of each company, it creates an entirely unified work flow approach for customers that want it. So Invitrogen was more on the front end of experimentation, getting experiments ready, sample preparation, whereas Applied Biosystems was really more about the second part of that in terms of conducting the experiment, doing the detection, the analysis, and the interpretation. And by bringing these two companies together, for example, around sequencing, we can provide an incredibly well-done work flow that we think will over time minimize work and really be the preferred choice of all scientists and some of these critical workflows going forward.

Second point is around innovation. And there’s just some basic facts around the combination of these two companies that I think is incredibly interesting and compelling. When you look at the R&D spend, combined company will spend about $300 million in R&D, one of the largest spends in terms of innovation and discovery in life science tools. And then second in terms of the patent estate and licenses, exclusive licenses, this company will be formidable not only in life sciences, but generally across virtually every industry in the world today of having over 3600 patents and licenses under exclusive control. So we will have really broad freedom to operate and the ability then to navigate and move into a lot of different areas as science continues to unfold.

Three is a complementary commercial network. When you look at the two skill sets of the two sales forces that we’re bringing together — and by the way, we’re not counting on any savings in terms of our integration or on sales forces, so we expect incredibly minimal disruption to the sales force. Invitrogen was all about repeat business. Tight intimacy with the customer, average sales price was $450. You had to have a really good one-to-one relationship in transactional excellence. And ABI had much higher level relationships, selling higher inside the labs and the organizations, and they’re really all around dependability, service network and following up. So you bring these two organizations together, you put them over time on a consistent customer relationship platform. We will know more, we will see more of what is going on in life science really than any other business in this industry.

Fourth is a great platform to move into some of the most exciting areas of life sciences today. There is no doubt that biology has reached the point in kind of history to where it has matured and it’s moving into general society, whether it’s human identification or the use for environmental testing. You can see just some of these very fast-growing markets, where the combination of these two companies is going to have a great footprint and a great capability to really grow much faster. And so we are incredibly excited not just about serving our traditional life science researcher base, but taking these technologies, creating new, focused commercial segments and going after them or building them out, even more than was done so in the past.

Five is just the financial attractiveness of this deal. What we have publicly communicated is $175 million of synergies by year three. It’s $125 million of cost and $50 million of revenue for total value creation of $175 million. And we are well on our way, as Mark will share with you in a moment, to realizing that and internally, obviously, hopefully more, to really deliver on the promise of this combined company.

So, with that, I’m now going to turn it over to Mark. Mark is going to take you through the new company, talk more about the integration and then really get into the SOLiD platform. Mark?

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

Mark Stevenson-Applied Biosystems—President and COO

Thanks, Greg. So when we really look about the vision we have for the new company, this can really take us in, as Greg said, not only into the research space, but really out into improving the human condition. There are several areas that we look at to do this. The first is the work we’re doing and ever lower bringing down the cost of doing the human genome. So the personalized genome we published some data earlier this year at $60,000. We will be pushing beyond $10,000. With the new company we’ll be able to push that down and make a reality of the $1000 genome.

We’re also looking at the trends into safer food and water, huge interest in the Ag bio area as we bring out some of these modified products that come into this space, into new efficient fuels, the interest in synthesizing and synthetic biology allows us with the capabilities we have in the new company to go into those spaces where those will transplant some of the fuels we know today; as well as just a tremendous interest in a healthier environment. What does that mean from sort of personal, what we eat, what we ingest as well as into the air and water.

So the products that we will bring out will allow us to go through this — the diverse set of portfolio. By geography, we will be very diverse. The new company — about 44% will be here in the United States. Europe is a big area for both companies. Asia Pacific is growing very strongly. And we will do — as Greg pointed out, both companies have scale now to come together in markets like China and India and really put a footprint and there.

About 50% will remain government and academic. It’s very stable business in grants that come through. And the pharma and biotech is a 30% segment, with increasingly into some of these Applied Markets when we look into beyond DNA forensic testing into some of the diagnostic opportunities.

And then finally, the new company comes together and has a broad base of recurring revenue streams that come from consumables. Nearly 75% of our revenue is consumables and services. 14% is in the instruments and systems that consume those consumables. And then 12% is in mass spectrometry and we’ll continue to work in looking opportunities to expand the recurring base we already have there and service beyond that.

One of the things that was very attractive as we completed the financing was the attractive cash generating of this business model. The nature of the consumable business being that we have high margins from there. We have high visibility, as well. It’s very predictable business. These are the bread and butter that’s use every day in laboratories around the world. It generates a strong cash flow because we have relatively a low capital intensive business. And so going forward, the new company will continue to have a very solid balance sheet and we will intend to get reduced down to three times within our first year of the EBITDA.

So the guidance we’ve given out when you look at the new company is that we will see organic revenue growth go forward here in mid single digits. The earnings guidance for the first full calendar year as we move to a calendar year is $2.60. So it will be highly accretive acquisition as we drive forward into the revenue and cost synergies.

And as we look out and we look out to this trend of continued growth diverse and revenue, new products, next generation sequencing, you look out over this period, this will be close to a $5 billion company as you model out that single revenue growth and as we look at the synergies, driving through from both the operating margin and costs that I’ll go into a little more detail, those drivers as we take out some of the costs and the productivity we expect to gain, will give us about 50 basis points each year, and so we will go out to be in the high 20s when you look out to the four to six-year time horizon.

So we really passionate believe — and when you speak to employees internally, when you go out and visit customers, they really see the rationale of bringing together this combined company to create this world-class biotechnology tools company. As Greg highlighted, the complementary products, the scaled-up R&D, the enhanced commercial networks, entering into this presence of the high-growth markets, and finally, financially attractive. So very important drivers and everyone gets it.

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

Let me take you down to another couple of level down, though. As I go down then in the next part of the talk, just to dig down a little bit deeper on so how is that integration really going?

Firstly, let me highlight, we announced last week that we have the new management team, consists below Greg and myself and four operating divisions that highlight our molecular biology, the consumables, the real-time PCR, the simple prep businesses. Our genetic systems bringing together tremendously strong franchise across sequencing, next generation sequencing, research, applied markets. The mass spectrometry business, that brings together our leading franchise in mass spectrometry. And then cell systems that brings across a focus on the cell, all the way from the research side, looking as cell therapy, stem cells, all the way down to growing sales in a bioproduction environment.

So we have strong leaders across that from both sides of the company. We put together global services and organizations and best practice, and we will take that from both sides of the company to leverage and develop the next level down of the organization.

We’ve put together a very detailed integration planning. We started just after kickoff at the end of June with this process. Preparing, and had a kickoff meeting. We’ve been initiating those detailed plans. We’ve already gone through what it will look like on day one for the company.

We had a top-down model of what the synergies would look like from revenue and cost. We’ve gone out to the teams. We put together dedicated teams of about 60 people from each company, had them go and validate what would that exactly mean? How would we get at that cost synergy over what time? What would we consolidate?

We’ve done work in the last couple of weeks at the beginning of September here sharing the vision of the integrated management team, completing that. And we will have two more meetings later on during this week to bring the teams back together and go through exactly what it will look like for the customers and employees on day one when this transaction closes.

We have a deliverable for the teams to come back at the end of September and validate again the bottoms-up synergies and complete that as we finalize the budgets for the new operating company as we go into 2009.

Then during October, we’re going to go around the regions and have dry runs of the day one to make sure all the systems function well. We have desks to operate this. So that by the time we get into mid-October, we will be ready and absolutely set for the start of the new company.

We’ve put together, with the help of Deloitte, an integration management office that ran these detailed teams for us. We have detailed teams working from synergy capture to doing things in a clean environment that the two companies couldn’t share otherwise as two separate companies. Working through various functional groups to get at both how we will communicate to customers on day one, what we’ll communicate to employees. And we have a weekly steering group meeting where Greg and myself and David and the IT CIO get together to discuss the major decisions of each week from this integration team. So the integration is going very well and we feel very confident on track to put these two leading companies together.

Let me show you a couple of slides now on next generation sequencing since we also get a tremendous number of questions on this, not surprisingly, because we really got a genomic revolution going on again, where people can see a pathway through where we can really see a change to improve diagnosis and disease, where people can imagine a time where we’re going to do in a clinical trial at birth genomic studies, and where we’re going to take that baseline and monitor with drug treatment over time.

So we’ve got tremendous confidence in the technology we are backing, which is our solid next generation technology. We have the highest output of any run of any platform out there, both in our R&D and our labs, and I will show you a slide on that.

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

One of the tremendous features we liked was the two basing coating, that gives you tremendous accuracy. If you are going to do short runs and you’re going to do coverage of the genome, very important to get that accuracy and the calling of the database. And you will see publications coming out that have confirmed that. We have best in class field support when you’re bringing out new technology, particularly as you get outside the US, very important and give support and service. We have large infrastructure with strong relationships to those customers and we believe the combined company can further improve the platforms. We believe there are opportunities and improved front end, the sample prep, that we — walk away capabilities to further automate the system, as well as using the expertise Invitrogen have on labeling and molecular biology expertise to further develop some of the kits.

Give you a sense of what this looks like, and we’ve quoted pretty much we are following Moore’s Law here except we are doing it in a more compressed time frame. About every three months, we’ve been doubling the throughput. If you look at this graph here, from where we were last October, when we launched solid 1.0, we got about three gigabases from the system. Put it in context, the human genome is about a three gigabase run, so if you run it once, you are running one human genome.

During May, we launched version 2.0 of the system. During that system, we specked it at 6 gigabases. Actually now, as we look today, we’re getting customers to who are doing in their hands 13 gigabases in the run; in our R&D labs we’re getting 17 gigabases.

Next week we’ll be announcing the next version of SOLiD, SOLiD 3.0, that will include in that the capability to go beyond where we are. Customers will be able to get 20 Gigs. We are already getting 25 Gigs in our labs. Again, when you look out to where we will be going into 2009, this chart shows we’ll be up to 50 Gigs. Again, if you take the human genome and you do maybe a 20X, 30X coverage of that, in a 35 gigabase run, you’re going to sequence that for less than $10,000.

So what you have here is the technology going out where we are enabling the $10,000 genome. People talked about the next generation sequencing will do the 100,000. We are now into the next, next generation sequencing, where we are enabling the $10,000 genome, and we haven’t finished there. We’re very confident as we make application kits to do gene expressing, to do methylome studies, to do Epigenetics.

To go on further, we think we can get down and further order the beads and the arrays, which will allow us to get further down into an ordered array slide, which will take you sub to the 5K genome.

And then as we bring these two companies together, you will see further technologies that will enable us to go into that single molecule sequencing area and continue to maintain the leadership position in this market.

So hopefully I portrayed to you both the tremendous excitement that we see and opportunity as we bring these two companies together, the detailed practical reality of the progress we’re making as we go through this. Very much on track as we bring it together and we’re looking forward to closing the transaction.

Thank you very much for your time.

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Sep. 23. 2008 / 11:30AM, IVGN - Invitrogen Corporation at UBS Global Life Sciences Conference

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